Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

Ratios of Earnings to Fixed Charges

($ in thousands)	2002	2003	2004
Net Income(loss) from continuing operations	($17,681)	($6,337)	$3,243
Plus Fixed charges:
Interest Expense	—	—	1,404
Debt Cost Amortization	—	—	313
Portion of rents representative of the interest factor	313	381	438

Total fixed charges (1)	$313	$ 381	$2,155
Adjusted earnings (2)	(17,368)	(5,956)	5,398
Ratio (2 divided by 1)	—	—	2.50

Fixed Charges Deficiency	$17,681	$6,337	$—